

UNITED STATES
~~IES~~ AND EXCHANGE COMMISSION
Washington, D.C. 20549



25002217

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48652

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Advantage Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

141 W Jackson Boulevard, Suite 3900
(No. and Street)

Chicago	**IL**	**60604**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marguerite Crane	**312-800-7011**	mcrane@advantagefutures.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan and Juraska LLP Certified Public Accountants
(Name – if individual, state last, first, and middle name)

141 W Jackson Boulevard, Suite 2250	**Chicago**	**IL**	**60604**
(Address)	(City)	(State)	(Zip Code)

March 24, 2009	**3407**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marguerite Crane _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Advantage Securities LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NICOLAS JOHN STOLLER
OFFICIAL SEAL
Notary Public - State of Illinois
Commission No. 995414
My Commission Expires August 16, 2028

Signature: Marguerite M Crane

Title: Accounting Manager / FINOP

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Advantage Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Advantage Securities LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Advantage Securities LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Advantage Securities LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Advantage Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Advantage Securities LLC's financial statement. The supplemental information is the responsibility of Advantage Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

We have served as Advantage Securities LLC's auditor since 2005.
Chicago, Illinois
February 24, 2025

ADVANTAGE SECURITIES LLC

Statement of Financial Condition

December 31, 2024

Assets

Cash	$	527,093
Other asset		6,056
	$	533,149

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$	8,200
Member's equity		524,949
	$	533,149

See accompanying notes.

ADVANTAGE SECURITIES LLC

Statement of Operations

Year Ended December 31, 2024

Revenues

Interest Income	$	22,317

Expenses

Employee compensation and benefits	94,779
Professional fees	19,065
Regulatory	9,073
Communications	6,000
Data processing	6,000
Occupancy	6,558
Other operating expenses	6,016
	147,491

Net loss	$	(125,174)

ADVANTAGE SECURITIES LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2024

Balance, January 1, 2024	$	400,123
Capital contribution		250,000
Net loss		(125,174)
Balance, December 31, 2024	$	524,949

See accompanying notes.

ADVANTAGE SECURITIES LLC

Statement of Cash Flows

Year Ended December 31, 2024

Cash flows from operating activities		
Net loss	$	(125,174)
Adjustments to reconcile net loss to net cash (used in) operating activities:		
(Increase) decrease in operating assets:		
Other asset		2,504
(Increase) decrease in operating liabilities:		
Accounts payable and accrued expenses		430
Net cash provided by (used in) operating activities		(122,240)
Cash flows from financing activities:		
Member's capital contributions		250,000
Net cash provided by (used in) financing activities		250,000
Net increase (decrease) in cash		127,760
Cash, beginning of year		399,333
Cash, end of year	$	527,093

See accompanying notes.

1. Organization and Business

Advantage Securities LLC (the "Company"), an Illinois limited liability company, was organized on August 1, 1995. The Company is a broker-dealer registered with Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Revenue Recognition and Financial Instruments Valuation
All financial instruments are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC 820") - Fair Value Measurement and Disclosures (see Note 4).

Use of Estimates
The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes
The Company is a limited liability company with all taxable income or loss recorded in the taxable income or loss of Advantage Futures LLC, its sole member. Accordingly, no provision for income taxes has been made in the accompanying financial statements. Advantage Futures LLC records its taxable income or loss in the income tax return of its sole member, Advantage Financial, LLC.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2021. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2024.

Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit losses model. The amendments became effective for fiscal years beginning after

December 15, 2019. The adoption of this standard did not have a material impact of the Company's financial statements. At December 31, 2024, the Company did not record any allowance for any uncollectible receivables.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its CEO as the chief operation decision maker ("CODM"), who uses net income to evaluate the results of the business and to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operation decisions while maintain capital adequacy. The Company's operations constitute a single operation segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

3. **Related-Party Transactions**

The Company has an expense sharing agreement with Advantage Futures LLC, its sole member, under which they share general and administrative services. The member allocates these expenses to the Company and they are recorded in various expense categories on the Company's statement of operations. During the year ended December 31, 2024, the Company was charged approximately $116,000 for shared expenses in accordance with the expense sharing agreement. These amounts are included in employee compensation and benefits, communications, data processing, occupancy, and other operating expenses on the statement of operations.

4. **Fair Value Measurement and Disclosure**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

ADVANTAGE SECURITIES LLC

Notes to Financial Statements, Continued

December 31, 2024

The Company held no Level 1, 2 or Level 3 assets at December 31, 2024.

5. Guarantees

Accounting Standards Codification 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company has not recorded any contingent liability related to guarantee arrangements as of December 31, 2024.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or two percent of "aggregate debit items", as defined.

At December 31, 2024, the Company had net capital and net capital requirements of $518,893 and $250,000, respectively.

7. Subsequent Events

The Company's management has evaluated events and transactions through February 24, 2025, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements.

8. Credit Concentration

The Company maintains certain cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

SUPPLEMENTAL SCHEDULES

ADVANTAGE SECURITIES LLC

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2024

Computation of net capital

Total member's equity	$	524,949
Deductions and/or charges:		
Nonallowable assets:		
Other asset		(6,056)
Net capital	$	518,893

Computation of alternate net capital requirement

Minimum net capital required (greater of $250,000 or 2% of aggregate debt items)	$	250,000
Net capital in excess of net capital requirement	$	268,893

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2024.

See accompanying notes.

ADVANTAGE SECURITIES LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2024

The Company did not handle any customer cash or securities during the year ended December 31, 2024 and does not have any customer accounts.

ADVANTAGE SECURITIES LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2024

The Company did not handle any customer cash or securities during the year ended December 31, 2024 and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Advantage Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Advantage Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading; and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ending December 31, 2024 without exception.

Advantage Securities LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2025



ADVANTAGE SECURITIES

Marguerite Crane
Accounting Manager and FINOP

Rule 15c3-3 Exemption Report

Advantage Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F R § 240 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading; and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ending December 31, 2024 without exception.

Advantage Securities LLC

I, Marguerite Crane, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Marguerite Crane
Accounting Manager and FINOP

February 24, 2025